UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 12, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: August 13, 2010

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.tasekomines.com

TASEKO ANNOUNCES STRONG SECOND QUARTER 2010 EARNINGS RESULTS AND ELIMINATES LARGE TAX LIABILITY

August 12, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports the results for the three months ended June 30, 2010. This release should be read with the Company's Financial Statements and Management Discussion & Analysis ("MD &A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko's 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes reflected in this release are on a 100% basis unless otherwise indicated.

For the quarter ended June 30, 2010, the Company reports an operating profit of $17.4 million and net earnings of $45.4 million or $0.24 per share, compared to an operating profit of $16.7 million and net earnings of $11.4 million for the three months ended June 30, 2009. For the second quarter 2010, earnings before tax and other items were $20.9 million. Other items include the unrealized (non-cash) mark-to-market gain attributable to derivative instruments of $8.9 million.

Revenue for the quarter was $56.5 million from the sale of Taseko's 75% share of 21.1 million pounds of copper and 193,000 pounds of molybdenum at an average realized price of US$3.15 per pound for copper and US$16.67 per pound for molybdenum.

Russell Hallbauer, President and CEO of Taseko commented, "The final Gibraltar expansion projects are on track to be completed by the end of 2010. Components of our new Bucyrus 495HR 60 yard shovel are arriving at the mine and the erection is ongoing. In addition to the new shovel, which will be operational in November, four new 320 ton haul trucks have been purchased for arrival over the next four months. This new equipment will ensure mining rates can be sustained as the mill throughput increases, and will also reduce mining costs in the process."

Mr. Hallbauer continued, "Financially, the Company remains in excellent shape. As of June 1, Taseko's copper hedging contracts, for approximately 50% of Gibraltar production, rolled into a higher bracket with the new per pound collar price at US$2.50 and cap price at US$3.95. This will eliminate realized hedging losses going forward, unless the monthly average copper price was to exceed the cap price. The elimination of the tax contingency and related interest costs totalled $30.6 million and represents a further improvement in Taseko's balance sheet.

Operating costs remain a key focus for management. Second quarter operating costs were affected by a number of non-recurring cost items, totalling US$0.41 per pound, and are detailed in our MD&A."

Mr. Hallbauer added, "Regarding Prosperity, upon Federal approval of the project we need to be positioned to move forward with no further delays. In anticipation of final approval, we are advancing certain aspects of the Project. In July, a contract was signed with Ausenco Limited for the first stage of the Engineering and Procurement. During the second quarter, miscellaneous statutory permit applications were submitted, including the application for the British Columbia Mines Act Permit. Additionally, procurement of long lead equipment, project financing and negotiating concentrate sales agreements continue to be advanced."

Gibraltar

Taseko's 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes reflected in this release are on a 100% basis unless otherwise indicated.

Three-Month Sales

•Copper in concentrate sales volume in the three months ended June 30, 2010 was 21.1 million pounds compared to 21.0 million pounds of copper in concentrate sold during the three months ended June 30, 2009.
•There were no sales of copper cathode in either of the three month periods ending June 30, 2010 and June 30, 2009.
•The average price realized for sales of copper during the period was US$3.15 per pound, compared to US$2.10 per pound realized in the three months ended June 30, 2009.
•Molybdenum in concentrate sales volume in the three months ended June 30, 2010 was 193,000 pounds compared to 216,000 pounds sold in the three months ended June 30, 2009.
•The average price realized for sales of molybdenum for the three months ended June 30, 2010 was US$16.67 per pound, compared to US$10.56 per pound realized in the three months ended June 30, 2009.

Six Month Sales

•Copper in concentrate sales volume increased to 41.5 million pounds in the six months ended June 30, 2010 from the 39.6 million pounds of copper in concentrate sold during the six months ended June 30, 2009.
•Copper cathode sales decreased in the six months ended June 30, 2010 to 0.14 million pounds compared to 0.71 million pounds in the six months ended June 30, 2009.
•The average price realized for sales of copper in the six months ended June 30, 2010 was US$3.23 per pound, compared to US$1.87 per pound realized in the six months ended June 30, 2009.
•Molybdenum in concentrate sales volume decreased to 403,000 in the six months ended June 30, 2010 from 445,000 pounds sold in the six months ended June 30, 2009.
•The average price realized for sales of molybdenum for the six months ended June 30, 2010 was US$16.55 per pound, compared to US$9.44 per pound realized in the six months ended June 30, 2009.

Quarter-end Inventory

•Copper concentrate inventory at June 30, 2010 was 3.1 million pounds compared to 3.0 million pounds at June 30, 2009.
•Copper cathode inventory at June 30, 2010 was 0.59 million pounds compared to 0.50 million pounds at June 30, 2009.
•Molybdenum in concentrate inventory at June 30, 2010 was 27,000 pounds compared to 37,000 pounds at June 30, 2009.

The following table is a summary of operating statistics (100%) for the quarter and year to date:

	Three months ended June 30, 2010	Six months ended June 30 , 2010	Three months ended June 30 , 2009	Six months ended June 30, 2009
Total tons mined (millions)[1]	11.1	22.6	7.9	14.8
Tons of ore milled (millions)	3.6	7.2	3.3	6.5
Stripping ratio	2.2	2.2	1.4	1.2
Copper grade (%)	0.306	0.331	0.33	0.35
Molybdenum grade (%Mo)	0.011	0.012	0.011	0.011
Copper recovery (%)	88.7	89.2	83.7	83.0
Molybdenum recovery (%)	25.5	23.5	30.3	30.6
Copper production (millions lb) [2]	20.1	43.2	19.1	39.0
Molybdenum production (thousands lb)	218	412	217	404
Foreign exchange ($C/$US)	1.03	1.03	1.17	1.20
Copper production costs, net of by-product credits[3], per lb of copper	US$1.64	US$1.41	US$0.96	US$0.94
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.41	US$0.37	US$0.34	US$0.29
Total cash costs of production per lb of copper[4]	US$2.05	US$1.78	US$1.30	US$1.23
1 Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 Copper production includes concentrate and cathode.
3 By-product credit is calculated on a three month total and averaged over the quarter.
4 See Section 1.15.5 in the MD & A.

Total tons mined were greater than the corresponding quarter in 2009 as a result of increased strip ratio. The mining operation moved closer to the deposit average strip ratio based on continued strength in the price of copper. The Gibraltar concentrator continued to perform very well during the quarter with all circuits stabilized. Metal production for the period was slightly lower than the first quarter as a result of decreased copper head grade, a typical fluctuation as mining advances through the pit. The lower grade ore also had a minor effect on copper recoveries. Molybdenum recovery, still affected by the finer grind material from the tower mill, has improved to 25.5% from 21.5% in the previous quarter and continues to be a focus by Gibraltar's metallurgical staff.

Total costs for the first six months of 2010 are higher than the same period 2009 as a result of increased stripping ratio, strengthening Canadian dollar against the US dollar, higher prices for fuel, reagents and grinding media, and increased off property transportation costs.

The following table illustrates the year-over-year changes to operating costs when comparing first half 2010 to first half 2009:

Line Item	Comparative Effect (US$/lb Cu)
Increased Strip Ratio	0.25
Foreign Exchange	0.20
Consumable Price Increase	0.10
Off Property Costs	0.08
Total Difference Attributable to Above Items	0.63

Unit costs during the second quarter of 2010 were higher than the first quarter of 2010 due to inventory adjustments and additional transportation and treatment charges which resulted from sales volume exceeding production volume. Site costs were higher as a result of one time costs of rehabilitation of older mine equipment required to increase mine production levels and the completion of a stabilization project of a portion of the Granite pit highwall by contractor miners. Material moved in the mine was two million tons higher than shown in the production table as this material was placed in-pit to allow earlier access to lower benches and improve ore haul productivity. Although this material will not be re-handled during 2010 it is still within pit limits and so is not accounted as tons mined, nor is it included in strip ratio.

The following table illustrates the effects on operating costs when comparing the second quarter to the first quarter of 2010:

Line Item	Comparative Effect (US$/lb Cu)
Inventory Adjustment	0.10
Truck, Shovel, Crusher Rehabilitation	0.09
Granite Pit Wall Stabilization Project	0.05
Additional Material Moved	0.10
Off Property Cost Increase From Sales Increase	0.07
Total Difference Attributable to Above Items	0.41

Infrastructure and Mining Fleet Upgrades

During the second quarter, the new in-pit primary crusher and conveyor system was commissioned. This new system will reduce the mine's haul truck requirement by two trucks as a result of a decrease in the ore hauling distance by two kilometres (a 40% shorter haul). Additionally, the original primary crusher will act as a backup to the new system, providing reliability for planned and unplanned shutdowns of the in-pit crusher.

Replacement of the current single-line tailings system with a two line system was also completed at the end of the second quarter. Substitution of the natural gas fired concentrate dryer with a filter press is planned to be completed in the third quarter of 2010. This equipment will reduce operating costs, provide a more stable operating platform, and be able to handle higher volumes expected as the mill throughput increases.

Construction of the new SAG mill direct feed system has commenced and is planned to be completed at the end of the fourth quarter. This feed system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system.

Copper production for the first half of 2010 (43 million pounds) was 38% higher than the second half of 2009 (31 million pounds). This is a reflection of the operational improvements which have been made at Gibraltar. Anticipating a further increase to mill throughput in the coming months as the above mentioned upgrades are completed, the Company has purchased four new 320 ton haul trucks for the mine and a new 495HR Bucyrus shovel. This new mining equipment will replace older, smaller machinery, thereby increasing productivity and reducing operating and maintenance costs.

Prosperity

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.
In early June, the British Columbia Provincial Government granted Taseko a long-term, renewable, 25-year mining lease for the Prosperity Gold-Copper Project, providing the Company with mineral tenure security for the project.

Permitting

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment. This is an important milestone as it is the Provincial Government which is responsible for mine development in British Columbia. The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources on June 17 and is currently before the Provincial Mine Development Review Committee.

The Federal Panel process, in which public hearings were conducted by a three-person Panel operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Federal Minister of Environment on July 2, 2010. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment but they were not mandated to assess economic and social value generated by the project. The Canadian Federal Cabinet is expected to make a decision in September or October 2010. It is believed that those social and economic factors which justified the project in the Provincial Environmental Assessment will also be given prominence in their deliberations.

Gold Stream Agreement

In May, the Company entered into a gold stream transaction with Franco-Nevada Corporation ("Franco-Nevada"), under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction as well as 2 million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400 (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400 and the market price of gold for each ounce delivered until the deposit is fully credited.

Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A.

The conditions to funding the gold steam include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity and securing marketing arrangements for the majority of the concentrate.

Taseko will host a conference call on Friday, August 13, 2010 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079, or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.
The conference call will be archived for later playback until August 20, 2010 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 86660862.

For further information contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements

This document contains "forward-looking statements" that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:
•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•          uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•          uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•          uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•          changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•          the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•          the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•          the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•          environmental issues and liabilities associated with mining including processing and stock piling ore; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.